UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019 (No. 4)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration No. 333-219614).

On November 25, 2019, Cellect Biotechnology Ltd. (the “Company”) announced that on December 30, 2019 it will hold at the offices of Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross, at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, Israel a special general meeting to be held at 11:00 a.m. Israel time, or any adjournment. In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Special General Meeting of shareholders describing the proposals to be voted upon at the meetings, the procedure for voting in person or by proxy at the meetings and various other details related to the meeting, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2;

3.	A form of Voting Instruction Card whereby holders of ADSs of the Company may instruct Bank of New York Mellon to vote at the meeting without attending in person, attached hereto as Exhibit 99.3.

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Special General Meeting of Shareholders

99.3	Voting Instruction Card for holders of the Company’s ADS holders with respect to the Company’s Special General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY LTD.

Date: November 25, 2019	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer

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